Exhibit VI

Consent of Independent Auditors

The Board of Directors

Nordic Investment Bank

We consent to the incorporation by reference in the Registration Statement (No. 333-250159) on Schedule B of Nordic Investment Bank of our report dated 26 February 2025, with respect to the statement of financial position of Nordic Investment Bank as of 31 December 2024 and the related statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, which report appears in this 31 December 2024 Annual Report on Form 18-K.

/s/ Terhi Makinen	/s/ Mona Alfredsson

Terhi Mäkinen	Mona Alfredsson

Authorized Public Accountant	Authorized Public Accountant

Ernst & Young Oy	Ernst & Young AB

Korkeavuorenkatu 32-34	Hamngatan 26
FIN-00130 Helsinki, Finland	SE-103 99 Stockholm, Sweden

28 February 2025